UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Cumberland Pharmaceuticals Inc.

File Nos. 333-142535 and 1-33637

CF#34304

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Cumberland Pharmaceuticals Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 1, 2007, as amended and a 10-Q filed on May 17, 2010.

Based on representations by Cumberland Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.21	S-1	May 1, 2007, as amended	through October 31, 2022
10.21.1	S-1	May 1, 2007, as amended	through October 31, 2022
10.21.2	10-Q	May 17, 2010	through October 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary